Invictus Joins Forces with ABG, World-Leading Branding Company, to Launch Lifestyle-Inspired Cannabis Brands

VANCOUVER, July 11, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTC: IVITF; FRA: 8IS1) today announced that it has entered into a licensing and marketing services agreement with Authentic Brands Group ("ABG"), a global brand owner and marketing company, to develop a collection of lifestyle-inspired cannabis brands that will launch initially in Canada and rollout in key territories around the world.

Invictus will tap into ABG's portfolio to develop all-new, lifestyle-inspired cannabis brands that feature its high-quality products for patients and recreational adult users. Products will include dried flowers, oils and concentrates, and consumables that will be rolled out through Invictus' wholly-owned and fully-licensed producer, Acreage Pharms Ltd. ("Acreage Pharms").

"As a first-mover in this new industry, we continue to build a foundation for success by bringing together the world's leaders in business, management, finance, agriculture, and more," said Dan Kriznic, Chairman and CEO of Invictus. "With a portfolio of 30-plus iconic and world-renowned brands that have significant global retail presence, ABG is a leader in brand development and our partnership with them reinforces our long-term growth plan."

Invictus will explore key lifestyle brands from ABG's archival portfolio that have positive resonance, untapped potential, and naturally extend into cannabis products, such as Garden of Earthly Delights, Zooey, and Sinister. The company will also tap into ABG's brand building expertise to potentially incubate an entirely new brand for the space.

"We are constantly looking for ways to innovate and activate some of the more specialized intellectual property within the ABG portfolio, said Jamie Salter, Founder, Chairman, and CEO of ABG. "We've recognized that cannabis is a growing product category within the health, wellness, and lifestyle spaces and our partnership with Invictus allows us to test the waters in this important, emerging market."

Headquartered in New York City, ABG owns, manages, and builds the long-term value of a global portfolio of Lifestyle, Celebrity and Entertainment brands. ABG's brands have a retail footprint that spans the luxury, specialty, department store, mid-tier, and e-commerce channels and 4,381 branded freestanding stores and shop-in-shops worldwide. For more information about ABG and its brands, please visit abg-nyc.com.

About Invictus

Invictus owns and operates two cannabis production facilities, both with sales licenses, under the ACMPR in Canada, with the vision of producing a variety of high-quality and low-cost cannabis products to the global market, as regulations permit. The Company's wholly owned subsidiary, Acreage Pharms Ltd. ("Acreage Pharms"), is located in West-Central Alberta. The Company's 50% owned AB Laboratories Inc. ("AB Labs"), is located in Hamilton, Ontario. AB Ventures Inc. ("AB Ventures") owns 100 acres of land near Hamilton, Ontario, to be used for future cannabis cultivation. Recently, the Company announced that it has entered into a binding letter of intent for an option to acquire an applicant (the "OptionCo") under the ACMPR. Combined, assuming exercise of the Option, the Company expects to have approximately 262,000 and 846,000 square feet of cannabis production capacity by the end of 2018 and 2019, respectively.

Gene Simmons, music legend and media mogul, conveys the vision of Invictus as the Chief Evangelist Officer.

Finally, the Company's 82.5% owned Future Harvest Development Ltd. ("Future Harvest") is a high-quality Fertilizer and Nutrients manufacturer, based in Kelowna, British Columbia. Future Harvest has been in operation for over 20 years under the brand Plant Life Products and Holland Secret.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman and CEO

About Authentic Brands Group

Authentic Brands Group (ABG) is a brand development, marketing, and entertainment company, which owns a global portfolio of celebrity and entertainment and lifestyle brands. Headquartered in New York City, ABG manages, elevates, and builds the long-term value of more than 33 consumer brands by partnering with best-in-class manufacturers, wholesalers, and retailers. Our brands have a global retail footprint in more than 50,000 points of sale across the luxury, specialty, department store, mid-tier, mass, and e-commerce channels and more than 4,381 branded freestanding stores and shop-in-shops around the world. ABG is committed to transforming brands by delivering compelling product, content, business, and immersive brand experiences. We create and activate original marketing strategies to drive the success of our brands across all consumer touchpoints, platforms, and emerging media. For more information, please visit ABG-NYC.com.

Press Contacts:

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
Invictus MD Strategies Corp.
(604) 537-8676

Haley Steinberg
Director, Public Relations
Authentic Brands Group
(646) 612-7439
hsteinberg@abg-nyc.com

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the potential acquisition of OptionCo pursuant to the exercise of the Option, and the potential production capacity of OptionCo, AB Labs, AB Ventures and Acreage Pharms, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that the Company will be successful in exercising the Option and obtaining TSX Venture Exchange approval of the acquisition, that OptionCo, AB Labs, AB Ventures and Acreage Pharms will be successful in reaching their potential production capacity, OptionCo, AB Labs, AB Ventures and Acreage Pharms' production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, OptionCo, AB Labs, AB Ventures and Acreage Pharms will reach full production capacity on the timeline anticipated by the Company, OptionCo will be granted its first and second licenses, AB Labs will be granted its secondary license on the terms and timeline anticipated by the Company, no unforeseen construction delays will be experienced, and OptionCo will be granted its sales license under the ACMPR on the terms and timeline anticipated by the Company. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the Company will not complete the acquisition of OptionCo, OptionCo, AB Labs, AB Ventures and Acreage Pharms will not be successful in reaching its potential production capacity, OptionCo, AB Labs, AB Ventures and Acreage Pharms production facilities will not be completed as anticipated, construction delays, regulatory approval will not be granted as anticipated and therefore, the anticipated timing of OptionCo, AB Labs, AB Ventures and Acreage Pharms reaching full production capacity will be delayed, AB Labs will not be granted their secondary license, OptionCo will not be granted its first and second licenses and OptionCo will not be granted its sales license under the ACMPR, and licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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CNW 09:30e 11-JUL-18